EXHIBIT 4.27

THIS GUARANTEE is made on the 12th day of October 2023

BETWEEN

(1)

EURODRY LTD., being a company incorporated in accordance with the laws of the Republic of the Marshall Islands, whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, Republic of Marshall Islands (the “Guarantor”); and

(2)

EUROBANK S.A., a banking societé anonyme duly incorporated under the laws of Greece, having its registered office at 8, Othonos Street, Athens, Greece, acting for the purposes of this Agreement through its office at 83, Akti Miaouli, 185 38 Piraeus, Greece (the “Security Trustee”, which expression includes its successors and assigns).

BACKGROUND

(A)

By a loan agreement dated 12 October 2023 (hereinafter, as the same may be amended, supplemented, novated or varied from time to time, the “Loan Agreement”) and made between (i) YANNIS NAVIGATION LTD, a company incorporated in accordance with the laws of the Republic of Marshall Islands (the “Borrower””), as borrower, (ii) the banks and financial institutions listed in Schedule 1 thereto, which on the date hereof comprised only Eurobank S.A., as lenders (“the Lenders” or “a Lender”) and (iii) Eurobank S.A., as agent (the “Agent”), arranger (the “Arranger”), account bank (the “Account Bank”) and security trustee (the “Security Trustee” and together with the Lenders, the Agent the Arranger and the Account Bank, the “Creditor Parties”), it was agreed that the Lenders would make available to the Borrower a secured term loan facility of the lesser of (a) $10,500,000 and (b) 50% of the Market Value of the Ship (as therein defined) for the purposes and upon the terms and conditions set out therein.

(B)

By an agency and trust deed dated 12 October 2023 and entered into pursuant to the Loan Agreement (the “Agency and Trust Deed”), it was agreed that the Security Trustee, would hold the Trust Property on trust for the Lenders and the other Creditor Parties, in respect of their respective entitlements under the Finance Documents.

(C)

It is one of the conditions precedent to the Lenders making available the facility under the Loan Agreement to the Borrower that the Guarantor executes this Guarantee in favour of the Security Trustee by way of security for all monies now or hereafter due or payable by the Borrower to the Lenders under or pursuant to the Loan Agreement and the other Finance Documents.

IT IS AGREED as follows:

1	INTERPRETATION

1.1

Terms defined in the Loan Agreement. Words and expressions defined in the Loan Agreement shall have the same meanings when used in this Guarantee unless the context otherwise requires or unless otherwise defined in this Guarantee.

1.2	Construction of certain terms. In this Guarantee:

“bankruptcy” includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country;

“Loan Agreement” means the loan agreement dated 12 October 2023 referred to in Recital (A) and includes any existing or future amendments or supplements, whether made with the Guarantor's consent or otherwise.

1.3	Application of construction and interpretation provisions of Loan Agreement. Clauses 1.2 to 1.7 of the Loan Agreement apply, with any necessary modifications, to this Guarantee.

1.4

Inconsistency between Loan Agreement provisions and this Guarantee. This Guarantee shall be read together with the other Finance Documents, but in case of any conflict between the Loan Agreement and this Guarantee, the provisions of the Loan Agreement shall prevail.

1.5	Contractual recognition of bail-in. The Guarantor agrees to be bound by clause 22.7 (Contractual recognition of Bail-In) of the Loan Agreement as if it were a party to the Loan Agreement.

2	GUARANTEE

2.1	Guarantee and indemnity. The Guarantor unconditionally and irrevocably:

(a)

guarantees the due payment of all amounts payable by the Borrower under or in connection with the Loan Agreement and the other Finance Documents and the punctual performance by the Borrower of all its respective obligations thereunder;

(b)

undertakes to pay to the Security Trustee or any other Creditor Party, on the Security Trustee's demand, any such amount which is not paid by the Borrower when due and payable under or in connection with the Loan Agreement and any other Finance Document; and

(c)

as a separate, continuing and primary obligation agrees to fully indemnify the Security Trustee and (to the extent applicable) each other Creditor Party on the Security Trustee’s demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Security Trustee or the other Creditor Party concerned as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Security Trustee or the other Creditor Party concerned would otherwise have been entitled to recover.

2.2	No limit on number of demands. The Security Trustee may serve more than one demand under Clause 2.1.

2.3

Release of Guarantee. This Guarantee shall terminate and be cancelled upon the receipt by the Lender or any other Creditor Party of all amounts due or to become due to it hereunder in accordance with the terms hereof, whereupon, the Guarantor shall be fully released from any and all of its obligations hereunder and any other Finance Documents.

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR

3.1

Principal and independent debtor. The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2

Waiver of rights and defences. Without limiting the generality of Clause 3.1, none of the following shall give rise to the Guarantor being discharged, or its having any cause of action against any Creditor Party:

(a)	any amendment, novation, restatement or supplement being made to any of the Finance Documents;

(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, any of the Finance Documents;

(c)	any release or loss (even though negligent) of any right or Security Interest created by any of the Finance Documents;

(d)

any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or

(e)	any other Finance Document or any Security Interest now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

4	EXPENSES

4.1

Costs of preservation of rights, enforcement etc. The Guarantor shall pay to the Security Trustee on its demand the amount of all expenses incurred by the Security Trustee or any other Creditor Party in connection with any matter arising out of this Guarantee or any Security Interest connected with it, including any advice, claim or proceedings relating to this Guarantee or such a Security Interest.

4.2

Fees and expenses payable under Loan Agreement. Clause 4.1 is without prejudice to the Guarantor's liabilities in respect of the Borrower’s obligations under clause 20 of the Loan Agreement (fees and expenses) and under similar provisions of the other Finance Documents.

5	ADJUSTMENT OF TRANSACTIONS

5.1

Reinstatement of obligation to pay. The Guarantor shall pay to the Security Trustee or, as the case may be, to any other Creditor Party on its demand any amount which any Creditor Party is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of the Borrower or of another Security Party (or similar person) on the ground that the Loan Agreement or any other Finance Document, or a payment by the Borrower or of another Security Party, was invalid or on any similar ground.

6	PAYMENTS

6.1	Method of payments. Any amount due under this Guarantee shall be paid:

(a)	in immediately available funds;

(b)	to such account as the Security Trustee may from time to time notify to the Guarantor;

(c)	without any form of set‑off, cross‑claim or condition; and

(d)	free and clear of any tax deduction except a tax deduction which the Guarantor is required by law to make.

7	INTEREST

7.1

Accrual of interest. Any amount due under this Guarantee shall carry interest after the date on which the Security Trustee or any other Creditor Party demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Loan Agreement.

7.2	Calculation of interest. Interest under this Guarantee shall be calculated and accrue in the same way as interest under clauses 5 (Interest) and 7 (Default Interest) of the Loan Agreement.

7.3

Guarantee extends to interest payable under Loan Agreement. For the avoidance of doubt, it is confirmed that this Guarantee covers all interest payable under the Loan Agreement, including that payable under clause 7 of the Loan Agreement.

8	SUBORDINATION

8.1

Subordination of rights of Guarantor. All rights which the Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against the Borrower, any other Security Party or their respective assets shall be fully subordinated to the rights of the Security Trustee or any other Creditor Party under the Finance Documents; and in particular, the Guarantor shall not:

(a)

claim, or in a bankruptcy of the Borrower or any other Security Party prove for, any amount payable to the Guarantor by the Borrower or any other Security Party, whether in respect of this Guarantee or any other transaction;

(b)	take or enforce any Security Interest for any such amount;

(c)	claim to set-off any such amount against any amount payable by the Guarantor to the Borrower or any other Security Party; or

(d)	claim any subrogation or other right in respect of any Finance Document or any sum received or recovered by a Creditor Party under a Finance Document.

9	ENFORCEMENT

9.1

No requirement to commence proceedings against the Borrower. Neither the Security Trustee nor any other Creditor Party will need to commence any proceedings under, or enforce any Security Interest created by, the Loan Agreement or any other Finance Document before claiming or commencing proceedings under this Guarantee.

9.2	Conclusive evidence of certain matters. However, as against the Guarantor:

(a)	any judgment or order of a court in England or the Marshall Islands or any other Relevant Jurisdiction in connection with the Loan Agreement; and

(b)	any written statement or admission of the Borrower (absent any manifest error) in connection with the Loan Agreement or any other Finance Document, shall be binding and conclusive as to all matters of fact and law to which it relates.

9.3

Suspense account. The Security Trustee and any Creditor Party may, for the purpose of claiming or proving in a bankruptcy of the Borrower or any other Security Party, place any sum received or recovered under or by virtue of this Guarantee or any Security Interest connected with it on a separate suspense or other nominal account without applying it in satisfaction of the Borrower’s obligations under the Loan Agreement or any other Finance Document.

10	REPRESENTATIONS AND WARRANTIES

10.1	General. The Guarantor represents and warrants to the Security Trustee as follows.

10.2

Status. The Guarantor is duly incorporated and validly existing and in good standing under the laws of the Republic of the Marshall Islands, will be in compliance with the Republic of the Marshall Islands Economic Substance Regulations 2018 in accordance with its terms and time frame once the same becomes applicable and is not a FATCA FFI or a US Tax Obligor.

10.3	Corporate power. The Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a)	to execute this Guarantee; and

(b)	to make all the payments contemplated by, and to comply with this Guarantee.

10.4	Consents in force. All the consents referred to in Clause 10.3 remain in force and nothing has occurred which makes any of them liable to revocation.

10.5

Legal validity. This Guarantee constitutes the Guarantor's legal, valid and binding obligations enforceable against the Guarantor in accordance with its terms subject to any relevant insolvency laws affecting creditors' rights generally.

10.6	No conflicts. The execution by the Guarantor of this Guarantee and its compliance with this Guarantee will not involve or lead to a contravention of:

(a)	any law or regulation; or

(b)	the constitutional documents of the Guarantor; or

(c)	any contractual or other obligation or restriction which is binding on the Guarantor or any of its assets.

10.7

No withholding taxes. All payments which the Guarantor is liable to make under this Guarantee may be made without deduction or withholding for or on account of any tax payable under any law of any Relevant Jurisdiction.

10.8	No default. To the knowledge of the Guarantor, no Event of Default or Potential Event of Default has occurred and is continuing.

10.9

Information. All information which has been provided in writing by or on behalf of the Guarantor to the Security Trustee or any other Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.2; all audited financial statements which have been so provided satisfied the requirements of Clause 11.4; and there has been no material adverse change in the financial position or state of affairs of Guarantor from that disclosed in the latest of those accounts which could (in the reasonable opinion of the Security Trustee or any other Creditor Party) affect the solvency of the Guarantor.

10.10

No litigation. No legal or administrative action involving the Guarantor has been commenced or taken or, to the Guarantor's knowledge, is likely to be commenced or taken which, in either case, would be likely to have a Material Adverse Effect on the Guarantor's financial position or profitability.

10.11	The Guarantor represents and warrants that:

(a)	its total debt net of cash will not exceed 75% of the total market value of its assets; and

(b)	the Guarantor’s minimum Net Worth listed in Nasdaq will throughout the Security Period be at least United States Dollars fifteen million ($15,000,000).

10.12

Disclosure of material facts. The Guarantor is not aware of any material facts or circumstances which have not been disclosed to the Security Trustee or any other Creditor Parties and which might, if disclosed, have adversely affected their decision (acting reasonably) considering whether or not to make loan facility of the nature contemplated by the Loan Agreement available to the Borrower.

10.11

No immunity. Neither the Guarantor nor any of its assets are entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit, attachment prior to judgement, execution or other enforcement).

10.12

Valid choice of Law. The choice by the Guarantor of English law to govern this Guarantee and the submission by the Guarantor to the jurisdiction of the English courts is valid and binding on the Guarantor.

10.13

No Money Laundering. The Guarantor represents and warrants that the performance and discharge of its obligations and liabilities under this Guarantee and any other Finance Document to which the Guarantor is a party and the transactions and other arrangements effected or contemplated thereby will not involve or lead to contravention of any law, official requirements or other regulatory measure or procedure implemented to combat “money laundering” (as defined in Article 1 of the Directive (91/308/EEC) of the Council of the European Communities).

10.14

Sanctions. Neither the Guarantor nor any other Security Party (a) is a Restricted Party, (b) is controlled directly or indirectly by a Restricted Party, (c) controls a Restricted Party or (d) has a Restricted Party serving as director or officer.

10.15

Pari passu and subordinated indebtedness. The obligations of the Guarantor under the Guarantee are direct, general and unconditional obligations of the Guarantor and rank at least pari passu with all other present and future unsecured and unsubordinated Financial Indebtedness of the Guarantor, with the exception of any obligations which are mandatorily preferred by operation of law and not by contract, and any Financial Indebtedness of the Guarantor owing to any of its respective shareholders is subordinated in all respects to the Guarantor’s obligations under the Corporate Guarantee.

10.16

Copy Loan Agreement. The Guarantor has received a copy of the Loan Agreement and represents and warrants that it is fully aware of all the terms and provisions of the Loan Agreement and the other Finance Documents and agrees to be bound by their terms and conditions in so far as they pertain the Guarantor.

11	UNDERTAKINGS

11.1

General. The Guarantor undertakes with the Security Trustee to comply with the following provisions of this Clause 11 at all times during the Security Period, except as the Security Trustee may otherwise permit.

11.2

Information provided to be accurate. All financial and other information which is provided in writing by or on behalf of the Guarantor under or in connection with this Guarantee will be true and not misleading and will not omit any material fact or consideration.

11.3	Provision of financial statements. The Guarantor will send to the Security Trustee:

(a)

within 180 days after the end of each financial year of the Guarantor concerned, the annual audited and consolidated financial statements of the Guarantor and its subsidiaries, prepared in accordance with GAAP principles and practices consistently applied, such obligation commencing from the 31st December 2023;

(b)	send to the Agent, together with the Accounting Information referred to in paragraph (a) above, a Compliance Certificate;

(c)

provide the Agent from time to time as the Agent may reasonably request and in form and substance satisfactory to the Agent with any information on the financial condition, commitments, business and operations of the Guarantor;

(d)

keep the Agent advised with respect to all its major financial developments, including (but not limited to) sales or purchases of vessels, new loans, refinancing and/or restructuring of existing loans and contracts for term employment of vessels, as the Agent may from time to time reasonably request.

11.4	Form of financial statements. All audited consolidated financial statements delivered under Clause 11.3 will:

(a)	give a true and fair view of the state of affairs of the Guarantor at the date of those accounts and of the profit for the period to which those accounts relate; and

(b)	fully disclose or provide for all significant liabilities of the Guarantor.

11.5

Shareholder and creditor notices. The Guarantor will send the Security Trustee, at the same time as they are despatched, copies of all communications which are despatched to the Guarantor's shareholders and creditors or any class of them.

11.6	Consents. The Guarantor will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Security Trustee of, all consents required:

(a)	for the Guarantor to perform its obligations under this Guarantee;

(b)	for the validity or enforceability of this Guarantee;
and the Guarantor will comply with the terms of all such consents.

11.7	Maintenance of Security Interests. The Guarantor will:

(a)	at its own cost, do all that it reasonably can to ensure that any Finance Document to which it is a party validly creates the obligations and the Security Interests which it purports to create; and

(b)

without limiting the generality of paragraph (a) above, at its own cost, promptly register, file, record or enrol any Finance Document to which it is a party with any court or authority in all Relevant Jurisdictions, pay any stamp, registration or similar tax in all Relevant Jurisdictions in respect of any Finance Document to which it is a party, give any notice or take any other step which may be or become necessary or desirable for any Finance Document to which it is a party to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.8

Notification of litigation. The Guarantor will provide the Security Trustee with details of any legal or administrative action involving the Guarantor as soon as such action is instituted or it becomes apparent to the Guarantor that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of this Guarantee.

11.9	Notification of default. The Guarantor will notify the Security Trustee as soon as the Guarantor becomes aware of:

(a)	the occurrence of an Event of Default or a Potential Event of Default which are continuing; or

(b)	any matter which indicates that an Event of Default or a Potential Event of Default which are continuing may have occurred;
and will thereafter keep the Security Trustee fully up-to-date with all developments.

11.10

Maintenance of status. The Guarantor will maintain its separate corporate existence and remain in good standing under the laws of the Republic of the Marshall Islands and will comply in all respects with the Republic of the Marshall Islands Economic Substance Regulation 2018 in accordance with its terms and time frame once the same becomes applicable.

11.11

Negative pledge. The Guarantor shall procure that the Borrower will not, create or permit to arise any Security Interest over any asset present or future except Security Interests created or permitted by the Finance Documents and except for Permitted Security Interests.

11.12	No disposal of assets, change of business. The Guarantor will not, and shall procure that the Borrower will not:

(a)

transfer, lease or otherwise dispose of all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not except in the usual course of its trading operations; or

(b)	make any substantial change to the nature of its business from that existing at the date of this Guarantee.

11.13

No merger etc. The Guarantor shall procure that the Borrower will not, enter into any form of merger, sub-division, amalgamation or other reorganisation, and undertakes that throughout the Security Period, no change shall be made to the legal or beneficial ownership of the shares in the Guarantor or the Chairman of the Guarantor without the prior written consent of the Lenders, which shall not be unreasonably withheld. For the avoidance of doubt the Lenders consent and agree to any changes relating to the Guarantor’s trading shares in the normal course of business and confirm that such changes do not violate the terms of this Guarantee.

11.14

Maintenance of ownership of Borrower. The Guarantor shall remain the beneficial owner of the entire issued and allotted share capital of the Borrower, free from any Security Interest, and shall ensure that throughout the Security Period, no change shall be made to the legal ownership of the shares in the Borrower. For the avoidance of doubt the last sentence of Clause 11.13 above applies to this Clause 11.14.

11.15	Sanctions.

(a)

the Guarantor undertakes to comply (and shall procure that each other Security Party and each Affiliate of any of them shall comply) in all respects with all Sanctions, including employing the Ship not allowing her employment in manner contrary to any Sanctions.

(b)

the Guarantor undertakes not to use (and shall procure that no other Security Party shall use) any revenue or benefit derived from any activity or dealing with a Restricted Party in discharging any obligation due or owing to the Creditor Parties.

(c)

the Guarantor undertakes to ensure (and shall procure that each other Security Party shall ensure) that no proceeds to the best of its knowledge (after reasonable enquiry) from any activity or dealing with a Restricted Party are credited to any bank account held with any Creditor Party in its name.

(d)

the Guarantor undertakes (and shall procure that each other Security Party shall), to the extent permitted by law, promptly upon becoming aware of them supply to the Agent details of any claim, action, suit, proceedings or investigation against it with respect to Sanctions by any Sanctions Authority.

11.16	Application of FATCA. The Guarantor shall not become a FATCA FFI or a US Tax Obligor, without the prior written consent of the Lenders.

11.17

Pari Pasu. The obligations of the Guarantor under this Guarantee and each of the Finance Documents to which the Guarantor is or is to be a party are direct, general and unconditional obligations of the Guarantor and rank at least pari passu with all other present and future unsecured and unsubordinated Financial Indebtedness of the Guarantor except for obligations which are mandatorily preferred by operation of law and not by contract.

11.18

Dividends. The Guarantor may declare or pay any dividends or other distribution as long as no Event of Default has occurred which is continuing and no Event of Default will result from the payment of said dividends.

11.18

Minimum Liquidity. The Guarantor shall ensure that, from the date of this Guarantee the Guarantor and/or the Borrower and/or any other member of the Group or any other entity acceptable to the Agent will maintain during the Security Period on any of the Accounts with the Lender(s)/Lender(s)’ banking group or the Agent or the Account Bank the Minimum Liquidity, and any sums standing to the credit of the Cash Collateral Account shall be included in the accumulation of the Minimum Liquidity.

12	JUDGMENTS AND CURRENCY INDEMNITY

12.1	Judgments relating to Loan Agreement. This Guarantee shall cover any amount payable by the Borrower under or in connection with any judgment relating to the Loan Agreement.

12.2	Currency indemnity. In addition, clause 21.5 (Currency indemnity) of the Loan Agreement shall apply, with any necessary adaptations, in relation to this Guarantee.

13	SET‑OFF

13.1	Application of credit balances. The Security Trustee may at any time after the occurrence of an Event of Default which is continuing without prior notice:

(a)

apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of the Guarantor at any office in any country of the Security Trustee or any other Creditor Party in or towards satisfaction of any sum then due from the Guarantor to the Security Trustee under this Guarantee; and

(b)	for that purpose:

(i)	break, or alter the maturity of, all or any part of a deposit of the Guarantor;

(ii)	convert or translate all or any part of a deposit or other credit balance into Dollars;

(iii)	enter into any other transaction or make any entry with regard to the credit balance which the Security Trustee considers appropriate.

13.2

Existing rights unaffected. The Security Trustee shall not be obliged to exercise any of its rights under Clause 13.1; and those rights shall be without prejudice and in addition to any right of set‑off, combination of accounts, charge, lien or other right or remedy to which the Security Trustee or any other Creditor Party is entitled (whether under the general law or any document).

14	NO SET-OFF OR TAX DEDUCTION

14.1	No deductions. All amounts due from the Guarantor under this Guarantee shall be paid:

(a)	without any form of set‑off, cross-claim or condition; and

(b)	free and clear of any tax deduction except a tax deduction which the Guarantor is required by law to make.

14.2	Grossing-up.

(a)	If the Guarantor is required by law to make a tax deduction from any payment:

(i)	the Guarantor shall notify the Security Trustee as soon as it becomes aware of the requirement;

(ii)	the Guarantor shall pay the tax deducted to the appropriate taxation authority promptly, and in any event before any fine or penalty arises;

(iii)

the amount due in respect of the payment shall be increased by the amount necessary to ensure that the Security Trustee or any other Creditor Party receives and retains (free from any liability relating to the tax deduction) a net amount which, after the tax deduction, is equal to the full amount which it would otherwise have received.

(b)

If the Guarantor is required to make a FATCA deduction, the provisions of Clause 22.6 (FATCA Deduction) of the Loan Agreement shall apply to this Guarantee as if they were incorporated into it with any necessary modifications.

14.3

Evidence of payment of taxes. Within 1 month after making any tax deduction, the Guarantor shall deliver to the Security Trustee documentary evidence satisfactory to the Lender that the tax had been paid to the appropriate taxation authority.

14.4

Exclusion of tax on overall net income. In this Clause 14 “tax deduction” means any deduction or withholding for or on account of any present or future tax except tax on any Creditor Party’s overall net income.

15	SUPPLEMENTAL

15.1	Continuing guarantee. This Guarantee shall remain in force as a continuing security at all times during the Security Period.

15.2

Rights cumulative, non-exclusive. The Security Trustee’s rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

15.3

No impairment of rights under Guarantee. If the Security Trustee omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Security Trustee under this Guarantee.

15.4

Severability of provisions. If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

15.5

Guarantee not affected by other security. This Guarantee shall not impair, nor be impaired by, any other guarantee, any Security Interest or any right of set-off or netting or to combine accounts which any Creditor Party may now or later hold in connection with the Loan Agreement.

15.6

Guarantor bound by Loan Agreement. The Guarantor agrees with the Security Trustee to be bound by all provisions of the Loan Agreement which are applicable to the Security Parties in the same way as if those provisions had been set out (with any necessary modifications) in this Guarantee.

15.7

Applicability of provisions of Guarantee to other Security Interests. Any Security Interest which the Guarantor creates (whether at the time at which it signs this Guarantee or at any later time) to secure any liability under this Guarantee shall be a principal and independent security, and Clauses 3 and 18 shall, with any necessary modifications, apply to it, notwithstanding that the document creating the Security Interest neither describes it as a principal or independent security nor includes provisions similar to Clauses 3 and 18.

15.8

Applicability of provisions of Guarantee to other rights. Clauses 3 and 18 shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 and 18), being an agreement referring to this Guarantee.

15.9

Third party rights. A person (other than a Creditor Party) who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.

16	TRANSFER

16.1

Transfer by Security Trustee. The Security Trustee may transfer its rights under and in connection with this Guarantee to the same extent as it may transfer its rights under the Loan Agreement and the other Finance Documents.

16.2

Benefit of this Guarantee. This Guarantee will bind the Guarantor and its successors and will enure to the benefit of the Creditor Parties and their respective successors, transferees and assigns, as if each of the other Creditor Parties had also been a Party. The Guarantor acknowledges the transfer provisions in clause 26 (Transfers and Changes in Lending Offices) of the Loan Agreement and agrees that any person in favour of whom a transfer is made in accordance with those provisions will be entitled to the benefit of this Guarantee.

17	NOTICES

17.1	Notices to Guarantor. Any notice or demand to the Guarantor under or in connection with this Guarantee shall be given by letter or fax or electronic mail at:

Eurodry Ltd.

c/o Eurobulk Ltd.

4, Messogiou & Evropis Street

151 24 Maroussi

Greece

Fax No: +30 2111 804097

Attn: Tassos Aslidis/Simos Pariaros

or to such other address, fax number, or electronic mail or officer which the Guarantor may notify to the Security Trustee.

17.2	Application of certain provisions of Loan Agreement. Clauses 28.3, 28.4 and 28.5 of the Loan Agreement apply to any notice or demand under or in connection with this Guarantee.

17.3	Validity of demands. A demand under this Guarantee shall be valid notwithstanding that it is served:

(a)	on the date on which the amount to which it relates is payable by the Borrower under the Loan Agreement;

(b)	at the same time as the service of a notice under paragraph (a)(i) of clause 19.2 of the Loan Agreement;
and a demand under this Guarantee may refer to all amounts payable under or in connection with the Loan Agreement without specifying a particular sum or aggregate sum.

17.4

Notices to Security Trustee. Any notice to the Security Trustee under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Security Trustee under the Loan Agreement.

18	INVALIDITY OF LOAN AGREEMENT

18.1	Invalidity of Loan Agreement. In the event of:

(a)

the Loan Agreement now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)

without limiting the scope of paragraph (a), a bankruptcy of the Borrower, the introduction of any law or any other matter resulting in the Borrower being discharged from liability under the Loan Agreement, or the Loan Agreement ceasing to operate (for example, by interest ceasing to accrue), this Guarantee shall cover any amount which would have been or become payable under or in connection with the Loan Agreement if the Loan Agreement had been and remained entirely valid, legal and enforceable, or the Borrower had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and the Borrower had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by the Borrower under or in connection with the Loan Agreement shall include references to any amount which would have so been or become payable as aforesaid.

18.2	Invalidity of Finance Documents. Clause 18.1 also applies to each of the Finance Documents to which the Borrower is a party.

19	GOVERNING LAW AND JURISDICTION

19.1	Governing law. This Guarantee and any non contractual obligations connected with it shall be governed by, and construed in accordance with, English law.

19.2	Jurisdiction

(a)

The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Guarantee (including a dispute regarding the existence, validity or termination of this Guarantee or any non-contractual obligation arising out of or in connection with this Guarantee) (a "Dispute").

(b)	The Guarantor accepts that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly the Guarantor will not argue to the contrary.

(c)

This Clause 19.2 is for the benefit of the Security Trustee only. As a result, the Security Trustee shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Security Trustee may take concurrent proceedings in any number of jurisdictions.

19.3	Service of process.

(a)	Without prejudice to any other mode of service allowed under any relevant law, the Guarantor:

(i)

irrevocably appoints Messrs Shoreside Agents Ltd at 5 St Helen’s Place, London EC3A 6AB, England (Tel.: +44 (0)203771 8869, fax: +44 (0)203771 8870, attention of: Mrs Electra Panayotopoulos (email:electra.panayotopoulos@shoresidelaw.com), Mr. Andrew Johnson (email Andrew.Johnson@shoresidelaw.com) as its agent for service of process in relation to proceedings of any kind, including an application for a provisional or protective measure (“proceedings”) before the English courts in connection with this Guarantee; and

(ii)	agrees that failure by a process agent to notify the Guarantor of the process will not invalidate the proceedings concerned.

(b)

If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process or terminates its appointment as agent for service of process, the Guarantor must immediately (and in any event within seven (7) days days of such event taking place) appoint another agent on terms reasonably acceptable to the Security Trustee. Failing this, the Security Trustee may appoint another agent for this purpose and will duly notify the Guarantor on the contact details of the same.

19.4

Security Trustee’s rights unaffected. Nothing in this Clause 19 shall exclude or limit any right which the Security Trustee may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the settlement of any Dispute, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

THIS GUARANTEE has been entered into on the date stated at the beginning of this Guarantee.

EXECUTION PAGE

GUARANTOR

EXECUTED AS A DEED                              )

by Stefania Karmiri                                           )

for and on behalf of                                           ) /s/ Stefania Karmiri

EURODRY LTD.                                             )

of the Marshall Islands                                      )

pursuant to a power of attorney                         )

dated 22 September 2023                                  )

in the presence of

Witness:         __/s/ Avramidou Aikaterini Maria__

Name:             Avramidou Aikaterini Maria

Address:         13, Defteras Merarchias Street

  Piraeus, 18535, Greece,

Occupation:    Attorney-at-law

SECURITY TRUSTEE

EXECUTED AS A DEED                              )

by Stavros Yagos                                               ) /s/ Stavros Yagos

and Nikoletta Mitropoulou                                ) /s/ Nikoletta Mitropoulou

for and on behalf of                                           )

EUROBANK S.A.                                            )

pursuant to a power of attorney                         )

dated 23 July 2021                                            )

in the presence of

Witness:         __/s/ Avramidou Aikaterini Maria___

Name:            Avramidou Aikaterini Maria

Address:        13, Defteras Merarchias Street

 Piraeus, 18535, Greece,

Occupation:   Attorney-at-law